EXHIBIT 21.1
LIST OF SIGNIFICANT SUBSIDIARIES
The following is a list of Capital Product Partners L.P.’s significant subsidiaries as at October 24, 2011:

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Capital Product Operating GP L.L.C.	Republic of The Marshall Islands	100%

Crude Carriers Corp.	Republic of The Marshall Islands	100%